

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2022

Darren Marble
Co-Chief Executive Officer
Crush Capital Inc.
Spring Place
9800 Wilshire Blvd.
Beverly Hills, CA 90212

> **Re: Crush Capital Inc.**
> **Amendment No. 7 to Offering Statement on Form 1-A**
> **Filed March 29, 2022**
> **File No. 024-11293**

Dear Mr. Marble:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2022 letter.

Amendment No. 7 to Offering Statement on Form 1-A

Plan of Operation, page 26

1.   Update your discussion here, and your financial statements, to reflect results for the year ended December 31, 2021. In particular, please update your disclosure that mentions the expectation of sponsorship revenue and revenue from other fees by the end of 2020 and the first half of 2021.

General

2.   On your final episode of Going Public, you offer a "sneak peak" of issuers to be featured on season 2 of Going Public. To the extent you have entered into agreements with these

issuers for season 2, please disclose the same in your offering statement and describe the status and terms of any agreements or negotiations with these issuers.

Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Heidi Mortensen